UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                       SEC File No. 0-23530
(Check One):                                         CUSIP Number 89323B 30 6

[ ] Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-QSB  [ ] Form -SAR

                  For Period Ended: March 31, 2006

                      [ ]  Transition Report on Form 10-K
                      [ ]  Transition Report on Form 20-F
                      [ ]  Transition Report on Form 11-K
                      [ ]  Transition Report on Form 10-Q
                      [ ]  Transition Report on Form -SAR

                 For the Transition Period Ended: ______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

Full Name of Registrant:  Trans Energy, Inc.

Former Name if Applicable:

Address of Principal Executive Office
(Street and Number)                            210 Second Street
City, State and Zip Code:                      St. Marys, West Virginia 26170

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form -SAR, or portion thereof, will be filed on or before the fifteenth calendar following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on the or before the fifth calendar day following the prescribed due date: and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11- K, 10-Q, -SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant's independent auditors have not yet issued their audit report related to the financial statements for the year ended December 31, 2006 and, accordingly, the registrant has not been able to complete and file its Form 10-KSB. Until the audit for December 31, 2005 is finalized, the registrant cannot complete and file its Form 10-QSB for the period ended March 31, 2006. Management is optimistic that the 2005 audit will be completed in time to enable the registrant to complete and file its Form 10-QSB for the period ended March 31, 2006 within the prescribed extension period.

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

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          Leonard E. Neilson                 (801)                733-0800
          ------------------               ----------        -------------------
               (Name)                      (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
          filed? If answer is not, identify reports(s). Yes [ ]   No [X]

          The registrant has not filed its annual report on Form 10-KSB for the fiscal year ended December 31, 2005.


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
          report or portion thereof?     Yes [X]    No [ ]

          If  so,  attach  an  explanation  of  the  anticipated   change,  both
          narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          On September 1, 2005, the registrant sold to Texas Energy Trust Company certain leases for oil and natural gas production, certain oil and gas wells and all equipment and other property attached to the wells, vehicles and other equipment, parts, inventories and other assets. Also, on April 7, 2006, the registrant finalized the sale of its well servicing and maintenance business operated through its subsidiary, Arvilla, Inc. As a result of these transactions, management estimates that the registrant's revenues for the three month period ended March 31, 2006 will be reduced by approximately 50% when compared to the three month period ended March 31, 2005.

                               TRANS ENERGY, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 15, 2006                  By  /S/ WILLIAM F. WOODBURN
                                       -----------------------------------
                                             WILLIAM F. WOODBURN
                                             Secretary / Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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